UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Enphase Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

29355A107

(CUSIP Number)

May 20, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29355A107	13G

1		NAMES OF REPORTING PERSONS South Lake One LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 29355A107	13G

1		NAMES OF REPORTING PERSONS Isidoro Quiroga Moreno
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. 29355A107	13G

1		NAMES OF REPORTING PERSONS Inversiones El Aromo Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

Item 1.

(a)       Name of Issuer:  Enphase Energy, Inc. (the “Issuer”)

(b)      Address of Issuer’s Principal Executive Offices: 47281 Bayside Parkway, Fremont, CA 94538

Item 2.

(a)       Name of Person Filing: This Amendment No. 6 on Schedule 13G (this “Amendment”) is being filed on behalf of the following (collectively, the “Reporting Persons”): (i) South Lake One LLC (“South Lake”); (ii) Isidoro Quiroga Moreno (“Quiroga”); and (iii) Inversiones El Aromo Limitada (“El Aromo”).

This Amendment amends the information contained in the Schedule 13G filed by the Reporting Persons on January 15, 2020 (which should have been noted as Amendment No. 5, amending the information contained in Amendment No. 4 on Schedule 13G filed by the Reporting Persons on November 22, 2019).

(b)      Address of Principal Business Office or, if none, Residence:

The principal business address of South Lake is:

250 West 55th Street, New York, New York

The principal business address of each other Reporting Person is:

5711 Pdte. Riesco, office No. 1603

Las Condes, Santiago

Chile

(c)       Citizenship:  South Lake is organized under the laws of the State of Delaware. El Aromo is organized under the laws of Chile, and Quiroga is an individual resident of Chile.

(d)      Title of Class of Securities:  Common Stock, par value $0.00001 per share (“Common Stock”)

(e)       CUSIP Number:  29355A107

Item 3.

Not applicable.

Item 4.                                                  Ownership:

The information required by Items 4(a)-4(c) is set forth in Rows 5-11 of the cover pages to this Amendment for the respective Reporting Persons and is incorporated by reference in this Item 4.

Item 5.                                                  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

This Amendment is being filed to report the fact that, as of May 20, 2020, the Reporting Persons have ceased to beneficially own any shares of Common Stock.  As a result, no Reporting Person has any further reporting obligations on Schedule 13G with respect to the Common Stock unless and until such time that any transactions were to occur that would require such Reporting Person to resume his or its reporting obligations on Schedule 13G.

Item 6.                                                  Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.                                                  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.                                                  Identification and Classification of Members of the Group:

Not applicable.

Item 9.                                                  Notice of Dissolution of Group:

Not applicable.

Item 10.                                          Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  May 28, 2020

SOUTH LAKE ONE LLC

By:	/s/ Isidoro Quiroga Moreno
Name: Isidoro Quiroga Moreno
Title: President

ISIDORO QUIROGA MORENO

By:	/s/ Isidoro Quiroga Moreno

INVERSIONES EL AROMO LIMITADA

By:	/s/ Felipe Correa
Name: Felipe Correa
Title: General Counsel